Exhibit 99.2

SGOCO Group, Ltd. Receives NASDAQ Notification of Non-Compliance with Minimum Bid Price Rule;

Company Has 180 Days to Achieve Compliance

BEIJING, CHINA, February 28, 2012 – SGOCO Group, Ltd. (“SGOCO,” or the “Company”) (Nasdaq: SGOC), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today announced that the Company received a letter from the Listing Qualification Staff of the NASDAQ Stock Market LLC (the “Staff”), on February 22, 2012 indicating that the Company is not in compliance with the $1.00 Minimum Closing Bid Price Requirement.

The Listing Rules (the “Rules”) require listed securities to maintain a minimum bid price of $1.00. If a NASDAQ-listed company trades below the minimum bid price requirement for 30 consecutive business days, it will be notified of the deficiency. Based upon the Staff’s review, the Company no longer meets this requirement. However, the Rules provide the Company with a compliance period of 180 calendar days, or until August 20, 2012 in which to regain compliance with this requirement.

To regain compliance with the minimum bid price requirement, the Company must have a closing bid price of $1.00 or more for a minimum of ten consecutive business days during this compliance period.

If compliance is not demonstrated for this requirement within the applicable 180 day compliance period, the Staff will notify the Company that its securities will be delisted from the NASDAQ Capital Market. However, the Company may appeal the Staff’s determination to delist its securities to a Hearing Panel. During any appeal process, the Company’s ordinary shares would continue to trade on the NASDAQ Capital Market.

The NASDAQ notification letter has no immediate effect on the listing or trading of the Company’s ordinary shares on the NASDAQ Capital Market. The Company is currently looking at all of the options available with respect to regaining such compliance.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on developing its own brands and distribution in the Chinese flat panel display market. Our main products are LCD/LED monitors, TVs, and other application specific products. Our target markets are Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

For more information about SGOCO, please visit http://www.sgocogroup.com

Forward-Looking Statements

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to regain compliance with the Nasdaq Capital Market continued listing requirements during the 180-day grace period, and other events and factors described in the “Key Information – Risk Factors" section in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2011. The Company assumes no obligation to update any of the information contained or referenced in this press release.

Contact Information:

SGOCO Group, Ltd. (China)

Bill Krolicki, VP of Finance

Phone: + 86-10-8587-0173

ir@sgoco.com

ICR, LLC

William Zima

Phone: +86-10-6583-7511

SGOCO Group Investor Relations Department

U.S.: +1-646-328-2533